Toronto and New York Presentations
- Featuring La Preciosa Project PEA Update

Peter Mitchell, SVP and Chief Financial Officer

Joe Phillips, SVP and Chief Development Officer

July 8-12, 2013



NYSE: **CDE** | TSX: **CDM**



Cautionary Statements

This presentation contains numerous forward-looking statements relating to Coeur's business, including expectations as to the La Preciosa PEA, future mineral production, reserve potential, capital expenditures, exploration drilling, potential quality and/or grade of material, estimation of mineral reserves and resources, anticipated operating results, such as production and costs, and share repurchases. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "will," "plan," "projected," "contemplates," "anticipates" or similar words. Actual results, performance or achievements could differ materially from those projected in the forward-looking statements. The factors that could cause actual results to differ materially from those in the forward-looking statements include, among others: (i) the risk factors set forth in Coeur's reports on Form 10-K and Form 10-Q; (ii) risks and hazards inherent in the mining business (including risks inherent in developing large-scale mining projects, environmental hazards, industrial accidents, weather or geologically related conditions); (iii) changes in the market prices of gold and silver and a sustained lower price environment; (iv) uncertainties inherent in Coeur's production, exploratory and developmental activities, including risks relating to permitting and regulatory delays; (v) any future labor disputes or work stoppages; (vi) uncertainties inherent in the estimation of gold and silver ore reserves; (vii) changes that could result from Coeur's future acquisition of new mining properties or businesses; (viii) reliance on third parties to operate certain mines where Coeur owns silver production and reserves; (ix) the loss of any third-party smelter to which Coeur markets silver and gold; (x) effects of environmental and other governmental regulations; (xi) risks inherent in the ownership or operation of or investment in mining properties or businesses in foreign countries; (xii) the worldwide economic downturn and difficult conditions in the global capital and credit markets; and (xiii) planned expansions at Rochester and San Bartolomé and related expected financial returns and development of the La Preciosa project. Coeur disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise. The references herein are in U.S. dollars and U.S. customary units.

The La Preciosa PEA referenced in this presentation is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be characterized as mineral reserves and there is no certainty that the results reflected in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. There is no certainty that the inferred mineral resources will be converted to the measured and indicated categories or that the measured and indicated mineral resources will be converted to the proven and probable mineral reserve categories. The qualified persons who prepared the PEA are Josh Snider and Thomas Drielick of M3 Engineering & Technology Corporation and the qualified persons who prepared the mineral resource estimate effective June 26, 2013 are Don Earnest of Resource Evaluation, Inc. and John Marek of Independent Mining Consultants, Inc., all of whom reviewed the applicable scientific and technical information concerning La Preciosa in this presentation and verified the data disclosed, including sampling, analytical and test data underlying such information.

Donald J. Birak, Coeur's Senior Vice President of Exploration and a qualified person under Canadian National Instrument 43-101, reviewed the scientific and technical information concerning Coeur's mineral projects in this presentation. A description of the applicable key assumptions, parameters and methods used to estimate mineral reserves and resources generally, as well as data verification and quality assurance procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, will be included in the Technical Report for La Preciosa to be filed on SEDAR at www.sedar.com later this month and is consistent with, and includedin the Technical Reports for each of Coeur's other properties as filed on SEDAR at www.sedar.com.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this presentation, such as "measured," "indicated," "inferred", and "resources" that are recognized by Canadian regulations, but that SEC guidelines generally prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our most recent Form 10-K and Form 10-Q which may be obtained from us, or from the SEC's website at http://www.sec.gov.

Non-U.S. GAAP Measures – We supplement the reporting of our financial information determined under United States generally accepted accounting principles (U.S. GAAP) with certain non-U.S. GAAP financial measures, including total cash costs, cash operating costs, operating cash flow, adjusted earnings and EBITDA. We believe that these adjusted measures provide meaningful information to assist management, investors and analysts in understanding our financial results and assessing our prospects for future performance. We believe these adjusted financial measures are important indicators of our recurring operations because they exclude items that may not be indicative of, or are unrelated to our core operating results, and provide a better baseline for analyzing trends in our underlying businesses. We believe total cash costs, cash operating costs, operating cash flow, adjusted earnings and EBITDA are important measures in assessing the Company's overall financial performance.

Moving Forward and Leading at the Next Level



Attractive, Value-Creating Growth Profile in Place
Largest U.S.-based Silver Producer
Growing Gold Production
Current Assets Provide Diversified Production Base & Strong Operating Cash Flow
2 of the Top 10 Largest Primary Silver Mines[1,2]
5 of the Top 10 Silver Producing Countries[2]

1. Largest primary silver mines in the world.
2. Source: Thomson Reuters GFMS

2011 – YTD 2013 Accomplishments



1H 2011

- Transformational year: 3 new mines in production
- Accretive growth strategy: 1st minority investments in development companies



2H 2011

- New Pres & CEO
- Record annual metal sales and operating cash flow
- Infrastructure improvements and accelerated development at Kensington
- Rochester's new pad commences production



1H 2012

- Strong increase in Rochester's estimated resources at year-end 2011
- Kensington resumed full production ahead of schedule



2H 2012

- Completed $20M of $100M share buyback program
- Purchased remaining interest in Joaquin project
- Growth in YOY reserves and resources
- Achieved consistent production and lower costs at Kensington



1H 2013

- Completed $300M/7.875% senior notes financing
- Significant expansion at Rochester underway
- Expanding processing capacity at San Bartolomé
- Completed $32M of $100M share buyback program
- Acquisition of Orko; completed La Preciosa PEA
- New name, HQ, org restructure and three new directors
- Settled Rochester claims dispute

Update on Silver and Gold Fundamentals

- **Silver**
  - Diversified base of industrial uses (electronics, solar, ethylene oxide, brazing, soldering and medical)
  - Positive supply outlook given shutdowns, postponements and junior companies lack of access to capital
  - Little change in ETF holdings
  - Perception of strengthening U.S. economy leading to capital outflows over past two months

- **Gold**
  - Inflation concerns waning despite continued loose monetary policy
  - Strong U.S. dollar and recent FOMC comments providing headwinds
  - Central Banks remain net buyers
  - Positive supply outlook given shutdowns, postponements and junior companies lack of access to capital

Source: World Silver Survey 2013, Thomson Reuters GFMS

Key Investment Highlights

1	2	3	4	5
Continued **strong production and operating cash flow**	Increased reserves and resources = **large exploration program focused near existing operations**	Value creating growth including **share buy back** enhances value per share	Rebalancing geopolitical mix with **increased U.S.-based production and sales**	**Attractive valuation**



Snapshot

Ticker: Exchange	CDE: NYSE CDM: TSX
Shares Outstanding[1]	101.5M
Avg. Daily Volume[2]	$24.7M
52-week Low – High[2]	$11.48 - $31.97 C$12.01 - C$31.82
Market Capitalization[2]	$1.3B
Last 12 Months EBITDA[3]	$336.9M
Cash, Equiv., and S-T Investments[4]	$332.8M
S&P/Moody's Ratings	BB-/B3

1. As of 5/8/13.
2. As of 6/28/13. Market cap based on price of $13.30. Avg. daily volume based on both exchanges.
3. Non-GAAP financial measure for the period ended 3/31/13. Please see reconciliation tables to U.S. GAAP in the Appendix to this presentation.
4. Cash, cash equivalents and short term investments at 3/31/13. $99.1 million was paid to Orko shareholders on 4/16/13.

2013 Goals and Strategic Priorities

Hit Production and Performance Targets

- 18.0 – 19.5 M oz Ag and 250,000 – 265,000 oz Au[1]
- Cash operating costs[2]: $9.50 - $10.50/Ag oz; $900 - $950/Au oz[1] at Kensington
- Increase reserves/resources YOY through $40.0M in exploration



Improve Operational Consistency and Reliability

- Improve planning, maintenance, and capital execution
- Continuously enhance employee health and safety, environmental stewardship and community relations



Maximize Free Cash Flow

- Pursue revenue enhancement opportunities at existing operations
- Improve operating cost measurement and management
- Contain G & A expenses
- Demonstrate capital discipline and improve project execution
- Proactively manage working capital



Invest in Accretive, High-return Growth Opportunities

- Build NAV and resources per share
- Improve/balance geopolitical diversification and production profile
- Return capital to shareholders via share buyback



Strengthen Organizational Structure and Management

- Continue evolution of leadership team, alignment of KPIs, clear incentive compensation programs and priorities
- Deepen corporate, technical and site management bench



1. Guidance as published by Coeur on 5/9/13 and there has been no update since that date. 2. Non-GAAP financial measure.

Expanding Portfolio of Precious Metals Assets



Total[1,2]	Silver Ounces (000s)	Gold Ounces (000s)
Proven & Probable Reserves	220,439	1,988
Measured & Indicated Resources*	451,202	2,705
Inferred Resources*	103,981	836

*Includes La Preciosa.

Kensington Mine, Alaska
2012: 82,125 oz Au
2013E: 108,000 - 114,000 oz Au

Huldra Silver Canada

Pershing Gold Nevada, USA

Commonwealth Silver and Gold Arizona, USA

Rochester Mine, Nevada
2012: 2.8M oz Ag; 38,071 oz Au
2013E: 4.5M - 4.9M oz Ag; 44,000 - 46,000 oz Au

Silver Bull Resources Mexico

International Northair Mines Mexico

La Preciosa, Mexico[2]
Measured & Indicated resources[1]:
Ag : 146 million oz
Au: 278,000 oz
Inferred resources:
Ag: 38 million oz
Au: 60,000 oz

Soltoro Mexico

Palmarejo Mine, Mexico
2012: 8.2M oz Ag; 106,038 oz Au
2013E: 7.7M - 8.3M oz Ag; 98,000 – 105,000 oz Au

San Bartolomé Mine, Bolivia
2012: 5.9M oz Ag
2013E: 5.3M - 5.7M oz Ag

Caracara Silver Peru

Joaquin Silver-Gold Project[1] Argentina

Apogee Silver Bolivia & Chile

Endeavor Mine, Australia
2012: 0.7M oz Ag
2013E: 0.5M – 0.6M oz Ag

- Operation
- Feasibility stage project
- Investment
- Recent acquisition

1. Mineral reserves and resources effective December 31, 2012 except La Preciosa, updated effective June 26, 2013. See slides in the Appendix for tons and grade pertaining to mineral reserves and resources.
2. La Preciosa was part of Coeur's acquisition of Orko Silver Corp, which closed on April 16, 2013.

Substantial and Sustainable Annual Production Base

1Q 2013 Silver Production by Mine
(millions of ounces)



- Palmarejo
- San Bartolomé
- Rochester
- Endeavor

1Q 2013 Gold Production by Mine



- Palmarejo
- Rochester
- Kensington

Silver Production



Gold Production



1. Guidance as published by Coeur on May 9, 2013 and there has been no update since that date.

COEUR MINING

1Q 2013 Operational Highlights and 2013 Outlook

Foundation of Four Significant Silver and Gold Mines

- **Kensington**
  - 1Q 2013 production down 12% from 4Q 2012; costs constant
  - Contributed 20% of Coeur's total operating cash flow[1]
  - Production expected to increase in 2H 2013 from higher grades
- **Rochester**
  - 1Q 2013 production of silver and gold were up 47% and 65%, respectively, over 1Q 2012
  - Contributed 23% of Coeur's total operating cash flow[1]
  - Capital expansion to increase 2013 production 35%-50% YOY
- **Palmarejo**
  - Underground and open pit mining rates and grades improved during 1Q 2013 compared with the last four months of 2012
  - Contributed 37% of Coeur's total operating cash flow[1]
  - Guadalupe development continues while O/P potential is evaluated
- **San Bartolomé**
  - Demonstrated strong mill throughput and silver recovery rate
  - Contributed 18% of Coeur's total operating cash flow[1]
  - Mill expansion in 2013 expected to drive higher production in 2014



1. From continuing operations, excluding corporate adjustments to operating cash flow. Non-GAAP financial measure at 3/31/13. Please see reconciliation tables to U.S. GAAP in appendix to this presentation.

La Preciosa : Attractive New Asset with Many Unique Attributes

- Construction decision will be made following completion of a feasibility study, expected in mid-2014
- Acquired through acquisition of Orko Silver, April 16, 2013
- >125 square miles of contiguous mining claims
  - Almost three times the size of the Palmarejo District
  - Deposit located on 3% of land package
- Significant infrastructure in place
  - Access by paved highway from Durango
  - 8 km to rail lines
  - 8 km to national power grid
  - Water supply secured



Durango
MEXICO
Guanacevi
Inde
Pitarrilla
SILVER
Gomez Palacio/Torreon
Platosa
Velardeña
Coneto
La Cienaga
El Cairo
Sierra de Ramirez
Penasquito
Avino
San Sebastian
La Preciosa Project
Durango
La Parilla
San Martin
TREND
Colorada
Fresnillo
Historic/producing mines or Ag deposits
Zacatecas

Located in the heart of Mexico's prolific Sierra Madre Mineral Belt, which hosts large silver deposits such as Fresnillo



La Preciosa PEA Highlights and Assumptions

- Average annual production of 9.1 million silver ounces and 15,100 gold ounces over the initial 14 years of mine life.

- Estimated capital expenditures of $347.9 million for commercial start-up and another $84.2 million of sustaining capital over life of mine.

- Average recovery rates of 86% for silver and 82% for gold at a throughput rate of ~11,000 tons/day.

- Contemplates operation of the surface mine for the first 14 years and continued operation of the processing plant from stockpiled lower-grade ore for the final three years.

- Average cash operating costs[1] of $13.86 per silver ounce for the first 14 years of production.

- Expected life of mine average cash operating costs[1] are $14.14 per silver ounce, after gold by-product credit. Expected total cash costs[1], including a net smelter return royalty of $0.68 per silver ounce at a $25 silver price, are $14.82 per silver ounce.

- After-tax IRR of 17% and $NPV_{5\%}$ of $314 million, using $25 per ounce silver price and $1,500 per ounce gold price.

- Located in a mining-friendly jurisdiction with infrastructure in place, including anticipated access to power and transportation and available water supply.

At silver prices in the mid $20s, Coeur believes La Preciosa will generate a return in excess of its cost of capital.

1. Non-GAAP financial measures.



La Preciosa PEA Highlights and Assumptions

Preliminary Economic Assessment (Base Case)	
Silver/gold price assumptions	$25/$1,500
Initial capital expenditures	$348 million
Years 1-14 strip ratio[1]	10.6:1
Estimated initial mine life	17 years
Average daily processing rate	~11,000 tons per day
Years 1-14 average silver grade	2.65 ounces silver per ton
Years 1-14 average gold grade	0.004 ounce gold per ton
Total silver ounces recovered (% of current resource)	73% of 184 million ounces
Years 1-14 average annual silver production	9.1 million ounces
Years 1-14 average annual cash operating cost per ounce[2]	$13.86
Years 1-14 average annual operating cash flow[2]	$93 million
After-tax IRR	17%
After-tax NPV (5% Discount)	$314 million

1. The PEA contemplates that the stripping of waste is completed at the end of Year 14.
2. Non-GAAP financial measure..

COEUR MINING

La Preciosa PEA: Estimated Capital Expenditures

Estimated Capital Expenditures (in millions)	
Mine capital and pre-strip	$22.1
Process plant	$218.4
Other infrastructure	$26.4
Contingency	$49.0
Coeur (owner's costs)	$32.0
Total start-up capital expenditures[1]	**$347.9**
Total sustaining capital expenditures	**$84.2**

1. Cost of mobile mining equipment to be leased is not included in total start-up capital expenditures.

La Preciosa PEA: Economic Sensitivity Analysis

Silver Price	NPV @ 5% (in millions)	NPV @ 10% (in millions)	IRR %	Payback (years)
$33	$796.6	$471.4	34.3%	2.5
$31	$672.9	$384.2	29.9%	2.9
$28	$487.2	$253.3	23.2%	3.6
$25 Base Case	**$314.1**	**$130.1**	**16.8%**	**5.3**
$23	$177.1	$32.3	11.7%	9.6
$21	$31.6	-$71.4	6.2%	11.5
$19	-$124.6	-$183.2	0.1%	14.5

La Preciosa PEA: Expected Silver Production Schedule


Saleable Silver
Troy Ounces x 1000
12,000
10,000
8,000
6,000
4,000
2,000
0
Prep
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
Mine Plan Years

La Preciosa PEA: Production Cost Parameters

PEA Production Cost Assumptions	
Average mine costs	$1.38/ton material mined
Total mining cost	$16.25/ton ore processed
Equipment lease cost	$2.88/ton ore processed
Processing costs	$13.04/ton ore processed
Site G&A	$1.59/ton ore processed
Treatment, refining, transportation	$0.60/ton ore processed
Total operating cost	$34.36/ton ore processed

La Preciosa Overall Site Plan







La Preciosa Aerial Photo

Looking South
Tailings
Plant
Mine Area



La Preciosa:
Measured, Indicated & Inferred Mineral Resources

Effective June 26, 2013

Mineral Resources	Short Tons (000)	Average Grades (oz/t)		Contained Ounces (000)	
		Silver	Gold	Silver	Gold
Measured	12,664	2.78	0.005	35,194	68.3
Indicated	44,576	2.49	0.005	110,979	209.3
Total Measured & Indicated	57,240	2.55	0.005	146,173	277.7
Inferred	19,504	1.93	0.003	37,726	60.3

Footnotes to the Mineral Resources:

1. Metal prices used for estimation of Mineral Resources were $27.45 per troy ounce of silver and $1,508 per troy ounce of gold.
2. There are no Mineral Reserves presently at La Preciosa.
3. A Net Smelter Return (NSR) cutoff of $20.43/tonne ($18.54/short ton) was used, based on the following parameters:

    NSR = [(Ag price per ounce –refining charge) x plant recovery x payable recovery] +

    [(Au price per ounce –refining charge) x plant recovery x payable recovery]
4. Rounding of short tons, grades and troy ounces, as required by reporting guidelines, may result in apparent differences between tons, grades and contained metal contents.
5. The NI 43-101-compliant Technical Report, disclosing the results of the PEA, will be filed on http://www.sedar.com later this month.
6. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be considered for estimation of Mineral Reserves.



La Preciosa:
Mineral Resources at Alternate Metal Prices

Effective: June 26, 2013

Silver/Gold Prices per Oz	Measured & Indicated Resources			Inferred Resources			Measured & Indicated Resources		Inferred Resources	
	Tons (000)	Ag (oz/t)	Au (opt)	Tons (000)	Ag (oz/t)	Au (oz/t)	Ag Oz (M)	Au Oz (000)	Ag Oz (M)	Au Oz (000)
$20.00 / $1,099	39,968	2.81	0.005	10,024	2.38	0.003	112.15	198.2	23.84	33.9
$25.00 / $1,373	46,419	2.65	0.005	14,439	2.09	0.003	123.06	230.2	30.21	44.2
$27.45 / $1,508 Base Case	**57,240**	**2.55**	**0.005**	**19,504**	**1.93**	**0.003**	**146.16**	**277.6**	**37.72**	**60.3**
$30.00 / $1,648	63,864	2.51	0.005	21,874	1.91	0.003	159.97	298.0	41.80	68.3

Footnotes to the Mineral Resources:

1. Metal prices used for mineral resources were $27.45 per ounce of silver and $1,508 per ounce of gold.

2. There are no mineral reserves presently at La Preciosa.

3. Net Smelter Return (on revenues) cutoff applied of $20.43/tonne ($18.54/ton) used.

    NSR = [(Ag price per ounce –refining charge) x plant recovery x payable recovery] +

    [(Au price per ounce –refining charge) x plant recovery x payable recovery]

4. Rounding of short tons, grades and troy ounces, as required by reporting guidelines, may result in apparent differences between tons, grades and contained metal content.

5. The NI 43-101-compliant Technical Report, disclosing the results of the PEA, will be filed on www.sedar.com later this month.

6. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

La Preciosa Long Section- Looking North



W
E
554500
555000
555500
556000
2200 msnm
2100 msnm
2000 msnm
1900 msnm
1800 msnm
1700 msnm
1600 msnm
1500 msnm
BP10-628
BP10-499
BP09-418
BP09-430
BP09-428
BP07-159
BP07-156
BP07-141
BP09-429
BP07-144
BP09-431
BP07-157
BP10-543
BP10-563
BP10-557
BP10-538
BP10-535
BP10-534
BP10-490
BP10-491
BP10-477
BP10-478
BP10-547
BP10-570
W VEIN
MARTHA VEIN
MARTHA SUPERIOR
RAMAL MARTHA SUPERIOR
MARTHA INFERIOR?
Ba
Va
Cg
Sc
EXPLANATION
Basalt
Andesitic Volcanics
Conglomerate
Schist
Dikes An / Di / Da
Vein
Drillhole
Values Ag-Au
1 : 5 000
0 20 50 100 200
meters
West - East
Facing
North
C:\PanamericanSilver\La Preciosa\Geologia\Planviews_sections\sections\6000 geologic
January 17, 2011.
Size A-3
LA PRECIOSA PROJECT
LP Resources
Section 2 701 980 N
2010

Exploration Upside: Multiple Targets Proximal to the Proposed Mine



N
554,000E
Mesa de los Panuquenos Target Area
Javier Mina Target Area
Esmeralda Target Area
SAN JUAN PROJECT
Silver Standard J.V.
~24,580 Ha.
SANTA MONICA PROJECT
100% Orko Silver
~17,285 Ha.
Cerro San Juan Target Area
Flores Magon Target Area
LA PRECIOSA PROJECT
100% Orko Silver
~1,134 Ha.
El Vaquero Target Area
AREA OF DRILLING
La Plomosa Target Area
El Orito Target Areas
Nancy Target Area
2,700,000N
LEGEND
Villages
Dany Target Area
0
4 km
Scale



553000
554000
555000
556000
557000
2704000
2703000
2702000
2701000
2700000
2699000
N
NW Volcanic Cone
Martha Cross F
Abundancia Gloria
Gloria Martha
Transversal
Zona Oriente
Ramal Sur Abund S
Orito
Nancy
Orito Sur

La Preciosa Anticipated Timetable/Next Steps

- 2Q 2013: PEA completed
  Exploration and development teams established
- 3Q 2013: Technical Report of PEA filed
  Commence exploration drilling
- Mid-2014: Feasibility Study; construction decision
- 2015/2016: Construction
- 2H 2016: Expected initial production



Coeur's Strategic Focus

- Building foundation for improved operational consistency

- Reducing costs and improving efficiency at our mines

- Reinvesting in our existing assets to increase production and maximize cash flow

- Advancing capital projects critical to Company's growth and sustainability

- Seeking to take advantage of perceived dislocations in the markets to build long-term shareholder value

- Repurchasing our shares – compelling value at current levels

Appendix



Palmarejo: Rebounding with Expected Improved Quarters to Come



First Quarter 2013 Highlights:

- Production of 1.65 million silver ounces and 22,965 gold ounces
- Cash operating costs of $2.20/ silver ounce[1]
- Metal sales of $57.4 million
- Capital expenditures $5.3 million
- Operating cash flow[1] of $31.5 million

Quarterly Production and Cash Operating Costs[1]



($2.27)
($0.85)
$3.75
$7.55
$2.20
2.5
2.4
1.8
1.6
1.6
31,081
31,258
23,702
19,998
22,965
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
Gold
Silver (millions)

Operating Cash Flow[1]



$ in millions
$81.4
$63.6
$54.9
$33.2
$31.5
1Q '12
2Q '12
3Q '12
4Q'12
1Q'13

1 . Non-GAAP financial measure at 3/31/13. Please see reconciliation tables to U.S. GAAP in appendix to this presentation.



San Bartolomé: Stable Production and Mill Expansion on Track

First Quarter 2013 Highlights:

- Production of 1.4 million silver ounces

- Cash operating costs of $13.27/silver ounce[1]

- Metal sales of $33.1 million

- Capital expenditures $0.5 million

- Operating cash flow[1] of $11.9 million

Quarterly Production and Cash Operating Costs[1]



$10.21 $11.05 $12.13 $13.97 $13.27

1.6   1.5   1.5   1.3   1.4

1Q '12   2Q'12   3Q'12   4Q'12   1Q'13

■ Silver (millions)

Operating Cash Flow[1]



$ in millions

$20.8 $23.0 $11.2 $17.4 $11.9

1Q '12   2Q '12   3Q'12   4Q'12   1Q'13

1 . Non-GAAP financial measure at 3/31/13. Please see reconciliation tables to U.S. GAAP in appendix to this presentation.



Rochester: Accelerated Production During Remainder of 2013



First Quarter 2013 Highlights:

- Production of 648,000 silver ounces and 8,742 gold ounces
- Cash operating costs of $13.54/silver ounce[1]
- Metal sales of $39.5 million
- Capital expenditures $3.3 million
- Operating cash flow[1] of $17.4 million

Quarterly Production and Cash Operating Costs[1]



$23.35
$9.83
$9.58
$2.17
$13.54
441
5,292
713
10,120
819
10,599
828
12,055
648
8,742
1Q'12
2Q'12
3Q'12
4Q'12
1Q'13
Gold
Silver (thousands)

Operating Cash Flow[1]



$ in millions
$7.2
$11.8
$13.0
$21.5
$17.4
1Q '12
2Q '12
3Q'12
4Q'12
1Q'13

1 . Non-GAAP financial measure at 3/31/13. Please see reconciliation tables to U.S. GAAP in appendix to this presentation.

Kensington: Improving Gold Grade Expected in Second Half 2013



First Quarter 2013 Highlights:

- Production of 25,206 gold ounces
- Cash operating costs of $1,055/gold ounce[1]
- Metal sales of $39.3 million
- Capital expenditures $3.3 million
- Operating cash flow[1] of $15.2 million


Quarterly Production
and Cash Operating Costs1
$2,709
$1,348
$1,298
$1,065
$1,055
7,444
21,572
24,391
28,718
25,206
ounces
1Q '12
2Q '12
3Q '12
4Q'12
1Q'13


Operating Cash Flow (Kensington) 1
($7.8)
$0.6
$7.3
$14.5
$15.2
$ in millions
1Q '12
2Q '12
3Q '12
4Q'12
1Q'13

1. Non-GAAP financial measure at 3/31/13. Please see reconciliation tables to U.S. GAAP in appendix to this presentation.

Balance Sheet and EBITDA Detail

in millions of US$	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Cash, Equivalents & Short-Term Investments	$332.8	$126.4	$143.6	$200.3	$153.2
Short-Term Debt:					
3.25% Convertible Senior Notes[1]	5.3	48.1	47.4	46.8	46.2
Senior Term Notes			--	--	--
Kensington Term Facility	--	--	--	24.2	21.7
Subsidiary Bank Loans	--	--	--	--	--
Total Short-Term Debt:	--	48.1	47.4	$71.1	$67.9
Long-Term Debt:					
3.25% Convertible Senior Notes[1]	--	--	--	--	--
Senior Term Notes	300.0	--	--	--	--
Kensington Term Facility	--	--	--	47.7	54.1
Revolving Credit Facility	--	--	--	--	--
Total Long-Term Debt:	$305.3	$0	$0	$47.7	$54.1
Total Debt:	**$305.3**	**$48.1**	**$47.4**	**$118.8**	**$122.0**
Shareholders' Equity	$2,195.8	$2,198.3	$2,143.3	$2,160.7	$2,141.6
EBITDA[2]	$61.3	$86.2	$86.8	$102.6	$96.8

1. Reflects carrying balances net of debt discount.
2. Non-GAAP financial measure. Please see reconciliation tables to U.S. GAAP in appendix to this presentation.



Adjusted Earnings - Quarterly

Adjusted Earnings Reconciliation – in thousands of US$	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Net income	$12,270	$37,550	($15,821)	$22,973	$3,975
Share based compensation	1,096	1,476	3,364	1,033	2,137
Deferred income tax provision	7,425	3,738	(4,942)	9,690	7,677
Interest expense, accretion of royalty obligation	3,670	3,946	4,276	5,492	4,580
Fair value adjustments, net	(17,796)	(21,235)	37,648	(16,039)	23,113
Loss on impairment	119	(281)	1,293	4,813	--
Loss on debt extinguishments	--	1,036	--	--	--
Adjusted Earnings[1]	**$6,784**	**$26,230**	**$25,818**	**$27,962**	**$41,482**

1. Non-GAAP financial measure.



COEUR MINING

Non-GAAP to U.S. GAAP Reconciliation

(unaudited)

EBITDA - Quarterly

EBITDA Reconciliation - *in thousands of US$*	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Net income	$12,270	$37,550	($15,821)	$22,973	$3,975
Income tax provision	10,520	11,839	17,475	23,862	15,436
Interest expense, net of capitalized interest	9,732	4,591	7,351	7,557	6,670
Interest and other income	(3,821)	14	(12,664)	3,221	(5,007)
Fair value adjustments, net	(17,796)	(21,235)	37,648	(16,039)	23,113
Loss on debt extinguishments	--	1,036	-	-	-
Depreciation and depletion	50,436	52,397	52,844	61,024	52,592
EBITDA[1]	**$61,341**	**$86,192**	**$86,833**	**$102,598**	**$96,779**

1. Non-GAAP financial measure.



Operating Cash Flow - Consolidated

Operating Cash Flow Reconciliation – Quarterly- *in thousands of US$*	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Cash provided by operating activities	$12,934	$61,693	$79,735	$113,203	$17,002
Receivables and other current assets	3,968	(8,039)	5,648	(10,319)	2,956
Prepaid expenses and other	2,240	(3,053)	2,481	2,857	(4,774)
Inventories	20,493	12,918	13,762	(3,097)	24,722
Accounts payable and accrued liabilities	27,025	15,706	(24,341)	(14,276)	53,929
Operating Cash Flow[1]	**$66,656**	**$79,225**	**$77,255**	**$88,368**	**$93,835**

1. Non-GAAP financial measure.



Non-GAAP to U.S. GAAP Reconciliation

(unaudited)

Operating Cash Flow - Palmarejo

Operating Cash Flow Reconciliation - *in millions of US$*	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Cash provided by operating activities	$10.1	$22.9	$58.2	$90.5	$65.3
Receivables and other current assets	6.6	(1.3)	(4.1)	(12.5)	5.4
Prepaid expenses and other	(0.6)	(1.0)	(0.8)	0.5	(1.9)
Inventories	13.3	3.6	2.5	(11.5)	4.6
Accounts payable and accrued liabilities	2.1	9.0	(0.9)	(3.4)	8.0
Operating Cash Flow[1]	**$31.5**	**$33.2**	**$54.9**	**$63.6**	**$81.4**

Operating Cash Flow – San Bartolomé

Operating Cash Flow Reconciliation - *in millions of US$*	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Cash provided by operating activities	($5.4)	$9.5	$19.8	$31.0	($27.4)
Receivables and other current assets	(4.2)	(3.0)	7.1	(0.7)	2.2
Prepaid expenses and other	(3.8)	(1.4)	0.8	4.4	(2.8)
Inventories	3.2	9.6	5.0	(3.4)	4.7
Accounts payable and accrued liabilities	22.1	2.7	(21.5)	(6.5)	44.1
Operating Cash Flow[1]	**$11.9**	**$17.4**	**$11.2**	**$24.8**	**$20.8**

1. Non-GAAP financial measure.



Operating Cash Flow – Kensington

Operating Cash Flow Reconciliation – *in millions of US$*	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Cash provided by operating activities	$11.7	$16.5	$5.0	($12.5)	$1.1
Receivables and other current assets	1.8	(2.6)	2.3	4.6	(10.3)
Prepaid expenses and other	(0.1)	(0.4)	0.5	(0.5)	(1.0)
Inventories	--	(0.3)	1.8	9.9	3.3
Accounts payable and accrued liabilities	1.8	1.3	(2.3)	(0.9)	(0.9)
Operating Cash Flow[1]	**$15.2**	**$14.5**	**$7.3**	**$0.6**	**$(7.8)**

Operating Cash Flow – Rochester

Operating Cash Flow Reconciliation – *in millions of US$*	1Q 2013	4Q 2012	3Q 2012	2Q 2012	1Q 2012
Cash provided by operating activities	$5.6	$18.2	$7.3	$10.1	($7.1)
Receivables and other current assets	(0.1)	(0.6)	0.6	(0.1)	0.3
Prepaid expenses and other	4.1	0.3	0.2	(1.0)	1.4
Inventories	3.7	0.9	6.5	3.9	11.2
Accounts payable and accrued liabilities	4.1	2.7	(1.6)	(1.1)	1.4
Operating Cash Flow[1]	**$17.4**	**$21.5**	**$13.0**	**$11.8**	**$7.2**

1. Non-GAAP financial measure.



Non-GAAP to U.S. GAAP Reconciliation
(unaudited)

Cash Operating Costs[1]

(In thousands except ounces and per ounce costs) Three months ended March 31, 2013	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Total cash operating cost (Non-U.S. GAAP)	$3,245	$18,465	$26,751	$8,798	$33	$2,588	$59,880
Royalties	--	1,452	--	1,025	--	--	2,477
Production taxes	--	--	--	725	--	--	725
Total cash costs (Non-U.S. GAAP)	**$3,245**	**$19,917**	**$26,751**	**$10,548**	**$33**	**$2,588**	**$63,082**
Add/Subtract:							
Third party smelting costs	--	--	(3,266)	--	(33)	(920)	(4,219)
By-product credit	37,263	--	--	14,288	--	--	51,551
Other adjustments	604	554	--	--	--	--	1,158
Change in inventory	(15,594)	(656)	163	(3,305)	--	(347)	(19,739)
Depreciation, depletion and amortization	28,835	4,755	13,386	2,181	--	824	49,981
Production costs applicable to sales, including depreciation, depletion and amortization (U.S. GAAP)	**$54,353**	**$24,570**	**$37,034**	**$23,712**	**$--**	**$2,145**	**$141,814**
Production of silver (ounces)	1,646,397	1,391,099	--	647,589	--	149,594	3,834,679
Cash operating cost per silver ounce	$2.20	$13.27	--	$13.54	--	$17.30	$8.73
Cash costs per silver ounce	$2.20	$14.32	--	$16.29	--	$17.30	$9.50
Production of gold (ounces)	--	--	25,206	--	--	--	25,206
Cash operating cost per gold ounce	--	--	$1,055	--	--	--	$1,055
Cash cost per gold ounce	--	--	$1,055	--	--	--	$1,055



Non-GAAP to U.S. GAAP Reconciliation

(unaudited)

Cash Operating Costs[1]

(In thousands except ounces and per ounce costs) Three months ended December 31, 2012	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Total cash operating cost (Non-U.S. GAAP)	$11,732	$18,765	$30,588	$1,795	($16)	$2,104	$64,968
Royalties	--	1,712	--	1,528	--	--	3,420
Production taxes	--	--	--	940	--	--	940
Total cash costs (Non-U.S. GAAP)	**$11,732**	**$20,477**	**$30,588**	**$4,263**	**($16)**	**$2,104**	**$69,148**
Add/Subtract:							
Third party smelting costs	--	--	(3,865)	--	16	(805)	(4,654)
By-product credit	34,314	--	--	20,682	--	--	54,996
Other adjustments	317	(387)	--	(1,755)	--	--	(1,825)
Change in inventory	(5,955)	(4,980)	288	(265)	407	253	(10,252)
Depreciation, depletion and amortization	32,058	4,258	13,809	2,302	(702)	457	52,182
Production costs applicable to sales, including depreciation, depletion and amortization (U.S. GAAP)	**$72,466**	**$19,368**	**$40,820**	**$25,227**	**($295)**	**$2,009**	**$159,595**
Production of silver (ounces)	1,554,606	1,343,035	-	828,013	--	105,615	3,831,269
Cash operating cost per silver ounce	$7.55	$13.97	-	$2.17	--	$19.92	$8.97
Cash costs per silver ounce	$7.55	$15.25	-	$5.15	--	$19.92	$10.06
Production of gold (ounces)	--	--	28,718	--	--	-	28,718
Cash operating cost per gold ounce	--	--	$1,065	--	--	-	$1,065
Cash cost per gold ounce	--	--	$1,065	--	--	-	$1,065



Non-GAAP to U.S. GAAP Reconciliation

(unaudited)

Cash Operating Costs[1]

(In thousands except ounces and per ounce costs) Three months ended September 30, 2012	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Total cash operating cost (Non-U.S. GAAP)	$6,878	$18,504	$31,660	$7,853	$4,461	$2,241	$71,597
Royalties	--	1,879	--	1,441	100	--	3,420
Production taxes	--	--	--	--	--	--	--
Total cash costs (Non-U.S. GAAP)	**$6,878**	**$20,383**	**$31,660**	**$9,294**	**$4,561**	**$2,241**	**$75,017**
Add/Subtract:							
Third party smelting costs	--	--	(3,141)	--	(541)	(605)	(4,287)
By-product credit	39,034	--	--	17,506	124	--	56,664
Other adjustments	424	720	2	85	798	--	2,029
Change in inventory	2,337	(1,166)	(1,639)	(5,871)	1,539	345	(4,455)
Depreciation, depletion and amortization	33,997	4,161	11,512	2,061	66	898	52,695
Production costs applicable to sales, including depreciation, depletion and amortization (U.S. GAAP)	**$82,670**	**$24,098**	**$38,394**	**$23,075**	**$6,547**	**$2,879**	**$177,663**
Production of silver (ounces)	1,833,109	1,525,725	-	819,349	92,698	140,267	4,411,148
Cash operating cost per silver ounce	$3.75	$12.13	-	$9.58	$48.12	$15.97	$9.05
Cash costs per silver ounce	$3.75	$13.36	-	$11.34	$49.20	$15.97	$9.83
Production of gold (ounces)	--	--	24,391	--	--	-	24,391
Cash operating cost per gold ounce	--	--	$1,298	--	--	-	$1,298
Cash cost per gold ounce	--	--	$1,298	--	--	-	$1,298



Non-GAAP to U.S. GAAP Reconciliation

(unaudited)

Cash Operating Costs[1]

(In thousands except ounces and per ounce costs) Three months ended June 30, 2012	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Total cash operating cost (Non-U.S. GAAP)	($2,009)	$16,249	$29,083	$7,008	$5,942	$4,204	$60,477
Royalties	--	1,457	--	510	124	--	2,091
Production taxes	--	--	--	641	--	--	641
Total cash costs (Non-U.S. GAAP)	**$(2,009)**	**$17,706**	**$29,083**	**$8,159**	**$6,066**	**$4,204**	**$63,209**
Add/Subtract:							
Third party smelting costs	--	--	(2,820)	--	(1,444)	(1,449)	(5,713)
By-product credit	50,363	--	--	16,295	157	--	66,815
Other adjustments	124	117	7	229	26	--	503
Change in inventory	14,060	4,950	(10,165)	(3,931)	2,297	(202)	7,009
Depreciation, depletion and amortization	42,741	4,070	9,719	2,060	631	1,592	60,813
Production costs applicable to sales, including depreciation, depletion and amortization (U.S. GAAP)	**$105,279**	**$26,843**	**$25,824**	**$22,812**	**$7,733**	**$4,145**	**$192,636**
Production of silver (ounces)	2,365,484	1,470,342	-	712,706	107,895	240,168	4,896,595
Cash operating cost per silver ounce	($0.85)	$11.05	-	$9.83	$55.07	$17.50	$6.41
Cash costs per silver ounce	($0.85)	$12.04	-	$11.45	$56.21	$17.50	$6.97
Production of gold (ounces)	--	--	21,572	--	--	-	21,572
Cash operating cost per gold ounce	--	--	$1,348	--	--	-	$1,348
Cash cost per gold ounce	--	--	$1,348	--	--	-	$1,348



Non-GAAP to U.S. GAAP Reconciliation

(unaudited)

Cash Operating Costs[1]

(In thousands except ounces and per ounce costs) Three months ended March 31, 2012	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Total Cash Operating Cost (Non-U.S. GAAP)	($5,643)	$16,253	$20,168	$10,303	$5,708	$4,127	$50,916
Royalties	—	2,036	—	609	82	—	2,727
Production taxes	—	—	—	12	—	—	12
Total Cash Costs (Non-U.S. GAAP)	**$(5,643)**	**$18,289**	**$20,168**	**$10,924**	**$5,790**	**$4,127**	**$53,655**
Add/Subtract:							
Third party smelting costs	—	—	(1,083)	—	(1,975)	(788)	(3,846)
By-product credit	52,526	—	—	8,957	141	—	61,624
Other adjustments	244	(194)	7	87	57	—	201
Change in inventory	(1,268)	(4,487)	(2,001)	(10,403)	(320)	(601)	(19,080)
Depreciation, depletion and amortization	37,761	4,219	6,604	1,642	520	1,644	52,390
Production costs applicable to sales, including depreciation, depletion and amortization (U.S. GAAP)	**$83,620**	**$17,827**	**$23,695**	**$11,207**	**$4,213**	**$4,382**	**$144,944**
Production of silver (ounces)	2,482,814	1,591,292	—	441,337	122,793	247,958	4,886,194
Cash operating cost per silver ounce	($2.27)	$10.21	—	$23.35	$46.48	$16.64	$6.29
Cash costs per silver ounce	($2.27)	$11.49	—	$24.75	$47.15	$16.64	$6.85
Production of gold (ounces)	—	—	7,444	—	—	—	7,444
Cash operating cost per gold ounce	—	—	$2,709	—	—	—	$2,709
Cash cost per gold ounce	—	—	$2,709	—	—	—	$2,709



Non-GAAP to U.S. GAAP Reconciliation
(unaudited)

Cash Operating Costs

(In thousands except ounces and per ounce costs) Year Ended December 31, 2012	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Total cash operating cost (Non-U.S. GAAP)	$10,958	$69,771	$111,499	$26,959	$16,094	$12,675	$247,765
Royalties	--	7,084	--	3,487	306	--	10,877
Production taxes	--	--	--	2,195	--	--	2,195
Total cash costs (Non-U.S. GAAP)	$10,958	$76,855	$111,499	$32,641	$16,400	$12,675	$261,028
Add/Subtract:							
Third party smelting costs	--	--	(10,910)	--	(3,943)	(3,648)	(18,501)
By-product credit	176,237	--	--	63,440	422	--	240,099
Other adjustments	1,108	256	17	(1,355)	882	--	908
Change in inventory	9,195	(5,683)	(13,517)	(20,470)	3,922	(204)	(26,777)
Depreciation, depletion and amortization	146,557	16,707	41,645	8,065	515	4,591	218,080
Production costs applicable to sales, including depreciation, depletion and amortization (U.S. GAAP)	**$344,035**	**$88,135**	**$128,734**	**$82,321**	**$18,198**	**$13,414**	**$674,837**
Production of silver (ounces)	8,236,013	5,930,394	-	2,801,405	323,386	734,008	18,025,206
Cash operating cost per silver ounce	$1.33	$11.76	-	$9.62	$49.77	$17.27	$7.57
Cash costs per silver ounce	$1.33	$12.95	-	$11.65	$50.72	$17.27	$8.30
Production of gold (ounces)	--	--	82,125	--	--	-	82,125
Cash operating cost per gold ounce	--	--	$1,358	--	--	-	$1,358
Cash cost per gold ounce	--	--	$1,358	--	--	-	$1,358


Cash Operating Costs

(In thousands except ounces and per ounce costs) Year Ended December 31, 2011	Palmarejo	San Bartolomé	Kensington	Rochester	Martha	Endeavor	Total
Total cash operating cost (Non-U.S. GAAP)	($8,743)	$68,277	$96,234	$31,978	$17,367	$11,573	$216,686
Royalties	--	11,561	--	2,177	685	--	14,423
Production taxes	--	--	--	409	--	--	409
Total cash costs (Non-U.S. GAAP)	**$(8,743)**	**$79,838**	**$96,234**	**$34,564**	**$18,052**	**$11,573**	**$231,518**
Add/Subtract:							
Third party smelting costs	--	--	(11,003)	--	(2,882)	(2,872)	(16,757)
By-product credit	197,342	--	--	9,898	949	--	208,189
Other adjustments	1,441	906	19	522	559	--	3,447
Change in inventory	(3,839)	(1,065)	16,422	(16,727)	(1,165)	(67)	(6,441)
Depreciation, depletion and amortization	159,231	22,408	35,839	2,807	554	3,148	223,987
Production costs applicable to sales, including depreciation, depletion and amortization (U.S. GAAP)	**$345,432**	**$102,087**	**$137,511**	**$31,064**	**$16,067**	**$11,782**	**$643,943**
Production of silver (ounces)	9,041,448	7,501,367	-	1,392,433	529,602	613,361	19,078,251
Cash operating cost per silver ounce	$(0.97)	$9.10	-	$22.97	$32.79	$18.87	$6.31
Cash costs per silver ounce	$(0.97)	$10.64	-	$24.82	$34.08	$18.87	$7.09
Production of gold (ounces)	--	--	82,125	--	--	-	82,125
Cash operating cost per gold ounce	--	--	$1,088	--	--	-	$1,088
Cash cost per gold ounce	--	--	$1,088	--	--	-	$1,088



Non-GAAP to U.S. GAAP Reconciliation

(unaudited)

Co-Product Cash Cost[1] Per Ounce for Q1 2013

	Palmarejo	Rochester
Total cash operating costs[1]	$40,881	$23,057
Total cash costs[1]	$40,881	$24,807
Revenue		
Silver	59%	55%
Gold	41%	45%
Ounces produced		
Silver	1,646,397	647,589
Gold	22,965	8,742
Total cash operating costs[1] per ounce		
Silver	$14.64	$19.49
Gold	$731	$1,194
Total cash costs[1] per ounce		
Silver	$14.64	$20.97
Gold	$731	$1,284

Co-Product Cash Cost[1] Per Ounce for Q1 2012

	Palmarejo	Rochester
Total cash operating costs[1]	$46,883	$19,261
Total cash costs[1]	$46,883	$19,882
Revenue		
Silver	60%	71%
Gold	40%	29%
Ounces produced		
Silver	2,482,814	441,337
Gold	31,081	5,292
Total cash operating costs[1] per ounce		
Silver	$11.35	$31.07
Gold	$602	$1,049
Total cash costs[1] per ounce		
Silver	$11.35	$32.07
Gold	$602	$1,083

1. Non-GAAP financial measure.

External Growth- Strategic Investments

- **Apogee Silver** (Pulacayo-Paca project, Bolivia and Cachinal project, Chile; 9.7% ownership interest):
  - Completed first sale of lead and zinc concentrates from Pulacayo

- **Caracara Silver** (Princesa project, Peru; 3.4% ownership interest)
  - Optioned exploration properties in Peru to a private company

- **Commonwealth Silver and Gold** (Commonwealth project, Arizona; 6.8% ownership interest):
  - Expanded M&I resource estimate to 26M tons[1]

- **Huldra Silver** (Treasure Mountain project, British Columbia, Canada; 7.4% ownership interest):
  - Extended debt facility
  - Placed mine and mill on care and maintenance due to market factors

- **International Northair Mines** (La Cigarra project, Chihuahua, Mexico; 11.7% ownership interest):
  - Defining Navidad as a parallel, mineralized zone to main mineral resource trend

- **Pershing Gold** (Relief Canyon project, Nevada; 4.3% ownership interest):
  - Identified new gold target area outside of current resource

- **Silver Bull Resources** (Sierra Mojada project, Coahuila Mexico; 10.9% ownership interest):
  - Announced updated metallurgical test results using SART process

- **Soltoro** (El Rayo project, Jalisco, Mexico; 7.5% ownership interest):
  - Underground, chip-channel sampling at historic Catarina mine underway with results up to 11.6 meters (true) at 449 g/t silver and 0.13 g/t gold.

1. Please refer to Commonwealth's news release of June 24, 2013.



Coeur's Mineral Reserves 2012

| Year End 2012 | Location | Short tons | Grade (oz/ton) | | Ounces (contained) | |
			Silver	Gold	Silver	Gold
Proven Reserves						
Rochester	Nevada, USA	56,304,000	0.54	0.004	30,501,000	230,000
Martha	Argentina	-	-	-	-	-
San Bartolomé	Bolivia	1,187,000	2.92	-	3,460,000	-
Kensington	Alaska, USA	647,000	-	0.277	-	179,000
Endeavor	Australia	2,258,000	4.32	-	9,757,000	-
Palmarejo	Mexico	5,747,000	4.67	0.061	26,858,000	348,000
Total Proven Reserves		**66,143,000**			**70,577,000**	**757,000**
Probable Reserves						
Rochester	Nevada, USA	23,619,000	0.61	0.003	14,396,000	78,000
Mina Martha	Argentina	-	-	-	-	-
San Bartolomé	Bolivia	41,699,000	2.53	-	105,628,000	-
Kensington	Alaska, USA	4,020,000	-	0.208	-	837,000
Endeavor	Australia	2,508,000	1.43	-	3,588,000	-
Palmarejo	Mexico	7,105,000	3.69	0.045	26,251,000	317,000
Total Probable Reserves		**78,951,000**			**149,863,000**	**1,231,000**
Proven and Probable Reserves						
Rochester	Nevada, USA	79,923,000	0.56	0.004	44,896,000	308,000
Martha	Argentina	-	-	-	-	-
San Bartolomé	Bolivia	42,886,000	2.54	-	109,088,000	-
Kensington	Alaska, USA	4,667,000	-	0.218	-	1,016,000
Endeavor	Australia	4,766,000	2.80	-	13,345,000	-
Palmarejo	Mexico	12,852,000	4.13	0.052	53,110,000	665,000
Total Proven and Probable		**145,094,000**			**220,439,000**	**1,988,000**



Coeur's Measured and Indicated Mineral Resources 2012
(Excluding Reserves)

Year end 2012	Location	Short tons	Grade (oz/ton)		Ounces (contained)	
			Silver	Gold	Silver	Gold
Measured Resources						
Rochester	Nevada, USA	135,558,000	0.47	0.004	63,921,000	498,000
Martha	Argentina	-	-	-	-	-
San Bartolomé	Bolivia	-	-	-	-	-
Kensington	Alaska, USA	382,000	-	0.239	-	91,000
Endeavor	Australia	10,639,000	1.98	-	21,088,000	-
Palmarejo	Mexico	3,186,000	7.13	0.099	22,720,000	315,000
Joaquin	Argentina	5,942,000	4.58	0.003	27,191,000	19,000
La Preciosa	Mexico	12,664,000	2.78	0.005	35,194,000	68,000
Total Measured Resources		**168,371,000**			**170,114,000**	**991,000**
Indicated Resources						
Rochester	Nevada, USA	128,724,000	0.44	0.003	56,795,000	367,000
Mina Martha	Argentina	57,000	13.57	0.017	775,000	1,000
San Bartolomé	Bolivia	20,040,000	2.27	-	45,463,000	-
Kensington	Alaska, USA	2,224,000	-	0.196	-	435,000
Endeavor	Australia	302,000	10.23	-	3,090,000	-
Palmarejo	Mexico	20,526,000	1.12	0.032	23,021,000	649,000
Joaquin	Argentina	11,398,000	3.33	0.004	37,980,000	42,000
Lejano	Argentina	1,233,000	2.42	0.008	2,983,000	10,000
La Preciosa	Mexico	44,576,000	2.49	0.005	110,979,000	209,000
Total Indicated Resources		**229,080,000**			**281,086,000**	**1,713,300**
Measured and Indicated Resources						
Rochester	Nevada, USA	264,283,000	0.46	0.003	120,717,000	865,000
Martha	Argentina	57,000	13.57	0.017	775,000	1,000
San Bartolomé	Bolivia	20,040,000	2.27	-	45,463,000	-
Kensington	Alaska, USA	2,606,000	-	0.202	-	526,000
Endeavor	Australia	10,941,000	2.21	-	24,179,000	-
Palmarejo	Mexico	23,712,000	1.93	0.041	45,741,000	964,000
Joaquin	Argentina	17,340,000	3.76	0.004	65,171,000	61,000
Lejano	Argentina	1,233,000	2.42	0.008	2,983,000	10,000
La Preciosa	Mexico	57,240,000	2.55	0.005	146,173,000	278,000
Total Measured and Indicated		**397,452,000**			**451,202,000**	**2,705,000**



Coeur's Inferred Mineral Resources 2012

Year end 2012	Location	Short tons	Grade (oz/ton)		Ounces	
			Silver	Gold	Silver	Gold
Inferred Resources						
Rochester	Nevada, USA	45,643,000	0.60	0.003	27,201,000	123,000
Martha	Argentina	204,000	4.75	0.005	969,000	1,000
San Bartolomé	Bolivia	2,826,000	1.17	-	3,319,000	-
Kensington	Alaska, USA	704,000	-	0.244	-	172,000
Endeavor	Australia	3,527,000	1.09	-	3,836,000	-
Palmarejo	Mexico	11,903,000	1.86	0.038	22,104,000	457,000
Joaquin	Argentina	1,060,000	2.94	0.003	3,113,000	4,000
Lejano	Argentina	3,307,000	1.73	0.006	5,713,000	19,000
La Preciosa	Mexico	19,504,000	1.93	0.003	37,726,000	60,000
Total Inferred Resources		**88,678,000**			**103,981,000**	**836,000**

Notes to the above Mineral Reserves and Resources:

1. Effective December 31, 2012, except for La Preciosa, which is effective June 26, 2013.
2. Metal prices used for mineral reserves were $27.50 US per ounce of silver and $1,450 US per ounce of gold, except Endeavor at $2,200 per metric ton of lead, $2,200 per metric ton of zinc and $34 per ounce of silver. Metal prices used for mineral resources, except for La Preciosa (see note 8 below) were $33 per ounce of silver and $1,700 per ounce of gold except Endeavor at $2,200 per metric ton of lead, $2,200 per metric ton of zinc and $34 per ounce of silver.
3. Palmarejo Mineral Resources are the addition of Palmarejo, Guadalupe and La Patria (Measured, Indicated and Inferred).
4. Mineral Resources are in addition to mineral reserves and have not demonstrated economic viability. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be considered for estimation of Mineral Reserves.
5. Current mineralized material estimates for Rochester were determined from within both disputed and undisputed claims and from mineralized historic surface stockpiles. While the Company believes it holds a superior position in the ongoing claim dispute, the Company believes an adverse legal outcome would cause it to modify mineralized material estimates.
6. Rounding of tons and ounces, as required by reporting guidelines. may result in apparent differences between tons, grade and contained metal content.
7. For details on the estimation is mineral resources and reserves for each property, please refer to the Technical Report on file at www.sedar.com.
8. La Preciosa Mineral Resources are effective June 26, 2013. La Preciosa Mineral Resources' prices used were $27.45 per silver ounce and $1,508 per gold ounce. There are no Mineral Reserves at La Preciosa. The NI 43-101-compliant Technical Report, disclosing results of the PEA, will be filed on www.sedar.com.



Senior Management

Mitchell J. Krebs – President and Chief Executive Officer. Mr. Krebs has been with Coeur for 17 years holding various progressive positions. Mr. Krebs was most recently the Chief Financial Officer, and prior thereto was Senior Vice President of Corporate Development. He is a graduate of The Wharton School of the University of Pennsylvania and holds an MBA from Harvard University.

Peter C. Mitchell – Senior Vice President and Chief Financial Officer. Mr. Mitchell most recently served as Chief Financial Officer of Taseko Mines Ltd., a position he held since 2008. Prior to that he has served in a number of executive positions for educational institutions and in the paper and packaging industries. Mr. Mitchell, who is a Chartered Accountant, brings extensive capital markets experience to Coeur.

Frank L. Hanagarne, Jr. – Senior Vice President and Chief Operating Officer. Prior to his most recent appointment, Mr. Hanagarne was Coeur's Chief Financial Officer. He previously served as Chief Operating Officer of Valcambi, SA, a precious metal refiner in Switzerland, in which Newmont Mining Corporation has an equity interest. Mr. Hanagarne was previously Director of Corporate Development for Newmont.

Donald J. Birak – Senior Vice President, Exploration. Prior to that Mr. Birak was Vice President of Exploration for AngloGold North America, Inc. and Vice President of Exploration for Hudson Bay Mining and Smelting Co. Ltd. In March 2001, Mr. Birak was co-recipient of the Bill Dennis Prospector of the Year Award presented by the Prospectors and Developers Association of Canada.

Joe Phillips – Senior Vice President and Chief Development Officer. Mr. Phillips brings 40 years of experience in mine development and operations. Most recently, Mr. Phillips served as Senior Vice President of Operations and Development and acting Chief Operating Officer at Silver Standard Resources. He previously served as Senior Vice President of Project Development at Pan American Silver.

Luke J. Russell – Senior Vice President, Environment and Community.   Mr. Russell was previously Vice President of Environmental Services at Coeur. Prior to that, he was Coeur d'Alene Basin Project Manager for the State of Idaho's Department of Environmental Quality. Mr. Russell was also previously Director of Environmental and Government Affairs for Coeur from 1995 to 2000.

Humberto Rada – President, Coeur South America and of Coeur's Bolivian subsidiary Empresa Minera Manquiri, S.A. Mr. Rada was previously General Manager for Newmont Mining Corporation's Bolivian company Inti Raymi. Mr. Rada is currently President of Bolivia's National Mining Association and has over 23 years of experience in South American mining and finance.

Mike Harrison – Vice President, Corporate Development. Mr. Harrison was previously Director of Investment Banking for the mining group at Cormark Securities, Inc. With an extensive background in investment banking, Mr. Harrison's previous experience included working for BHP Billiton's Global Exploration Group for several years.

Keagan J. Kerr – Vice President, Human Resources and Communications. Mr. Kerr was formerly Regional Manager for Talent Management and Learning & Development for the Australia Pacific region of Barrick Gold Corporation. Prior to that, he served as Manager of Organizational Development at the Barrick Cortez operation in Nevada. He has many years of experience in all aspects of human resources at large-scale global mining operations.

Casey M. Nault – Vice President, General Counsel and Secretary. Mr. Nault is an experienced corporate and securities lawyer, including prior in-house positions with Starbucks and Washington Mutual and law firm experience with Graham & Dunn in Seattle and Gibson, Dunn & Crutcher in Los Angeles. His experience includes securities compliance, corporate governance, mergers and acquisitions, securities offerings and other strategic transactions.



COEUR MINING

Board of Directors

Robert E. Mellor – Chairman of the Board. Former Chairman, Chief Executive Officer and President of Building Materials Holding Corporation. Mr. Mellor brings public company board experience through his service on the boards of The Ryland Group, Inc. and Monro Muffler/Brake, Inc. Mr. Mellor has experience in leadership, risk management, operations and strategic planning.

Mitchell J. Krebs – President and Chief Executive Officer. (See prior slide.)

Linda Adamany – Current member of the board of directors of AMEC plc, an engineering, project management and consultancy company since 2012. She is a former member of board of directors of National Grid plc, an electricity and gas generation, transmission and distribution company from 2006 to 2012. With 35 years of experience in global industries including at BP from 1980 until her retirement in 2008, Ms. Adamany brings to the Board leadership, financial and accounting expertise.

Kevin S. Crutchfield – Chairman and Chief Executive Officer of Alpha Natural Resources, Inc. since its formation in 2003, and Vice Chairman of the National Mining Association and the American Coalition for Clean Coal Electricity. As a 25-year coal industry veteran, Mr. Crutchfield brings with him technical, operating and executive management experience.

Sebastian Edwards – Henry Ford II Professor of International Business Economics at the Anderson Graduate School of Management at the University of California, Los Angeles (UCLA). Chairman of the Inter American Seminar of Economics from 1987 to present; member of the Scientific Advisory Council of the Kiel Institute of World Economics in Germany from 2002 to present. Mr. Edwards brings to the Board international, government, economics and financial expertise.

Randolph E. Gress – Chairman, Chief Executive Officer and Director of Innophos Holdings, Inc, a leading producer of specialty nutrition ingredients. Prior to joining Innophos in 2004, Mr. Gress held various positions including Global President of Specialty Phosphates and Vice President and General Manager of the NA Sulfuric Acid and Regeneration Businesses for Rhodia SA’s North American specialty phosphate business, and served in various roles at FMC Corporation, including corporate strategy and various manufacturing, marketing and supply chain positions.

John H. Robinson – Chairman of Hamilton Ventures LLC (consulting and investment) since founding the firm 2006. As a current or former chairman, executive director and board member of various companies, Mr. Robinson possesses leadership, talent management strategic planning and operations experience.

J. Kenneth Thompson – President and Chief Executive Officer of Pacific Star Energy, LLC (private energy investment firm in Alaska). Through Mr. Thompson’s various executive positions, he brings to the Board leadership, risk management, operations, strategic planning and industry experience. Mr. Thompson additionally has government and regulatory experience through his work in other highly regulated industries such as the oil and gas, energy and airlines industries.



Contact Information

Head Office: Coeur Mining, Inc.
                         Chicago

Main Tel: (208) 667-3511

Stock Tickers: CDE: NYSE; CDM: TSX

Warrant Tickers: CDE.WS: NYSE; CDM.WT: TSX

Website: www.coeur.com

Bridget Freas
Director, Investor Relations
bfreas@coeur.com